(212) 519-5115

                        March 30, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
Attention: Peggy A. Fisher—Assistant Director

  Re:
  Langer, Inc./Form S-1/A filed March 30, 2005
  File No. 333-120718

Dear Ms. Fisher:

        We hereby submit in electronic format to the Securities and Exchange Commission (the "Commission"), pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), and Regulation S-T, Amendment No. 3 to the Registration Statement on Form S-1 of Langer, Inc. ("Langer" or the "Company").

        The Form S-1 has been revised in response to the Staff's comments contained in the Commission's letter of comments (the "Staff Letter") dated February 17, 2005. In connection therewith, set forth on Schedule A hereto are the Company's responses to the Staff Letter, which have been listed in the order of the comments from the Staff Letter.

        Please feel free to contact me at (212) 519-5115, with any questions regarding the foregoing.

                                                                         Very truly yours,

                                                                         Steven E. Cohen

Enclosure

cc:
Adelaja Heyliger (with courtesy copy via Federal Express)

Prospectus Summary—Page 1

  1.
  We note your response to prior comment 1 and the additional disclosure on page 5. Please update to disclose whether the put option has been exercised and the resulting effects of the exercise. We may have further comment.

    The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page 5.

  2.
  Additionally when the revised S-1 is filed, please ensure that corresponding updates are made throughout the prospectus to reflect financial results for the year ended December 31, 2004. We note, for example, that your Dilution disclosure on page 29 is as of September 30, 2004.

    The Company has revised the S-1 to include its audited financial statements for the year ended December 31, 2004 and has made corresponding updates throughout the prospectus to reflect financial results for the year ended December 31, 2004.

Risk Factors—Page 9

We May be adversely affected by legal actions or proceedings....—Page 11

  3.
  We note your response to prior comment 16 and your additional disclosure on pages 51 and F-43. Please disclose under this risk factor that the obligation to Silipos under the purchase agreement can be as high as $4.5 million.

    The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page 12.

Management's Discussion and Analysis of Financial Condition and Results of Operations—Page 37

Results of Operations—Page 41

  4.
  We have read and reviewed your response to prior comment 6 and the related changes made to the document. Please revise the document to provide similar detailed disclosures for each significant variance for all periods presented.

    The Company has revised the S-1 in response to the Staff's comment.

  5.
  Refer to our prior comment 15. We are still evaluating your response to our comment and may have additional comments after completing our review.

Business—Page 57

Patents and Trademarks—Page 63

  6.
  We note your response to prior comment 8 and the revised disclosure on page 63. Please quantify the percentage of your revenues attributable to the AEI license in each period for which financial statements are presented.

    The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page 62.

Management—Page 71

Executive Compensation—Page 74

  7.
  Please explain why you are unable to determine Andrew Meyers' bonus for the year ended December 31, 2003.

    Our Board of Directors has deferred determining Andrew Meyers' bonus for the year ended December 31, 2003 pending the outcome of financing and cost reduction initiatives commenced by the Company during the year ended December 31, 2003.

Principal Stockholders—Page 79

  8.
  Given your response to prior comment 10 and your added disclosure in footnote 6 to the Beneficial Ownership table, please explain why you continue to state that Atlas Capital has to the stock it holds as nominee for the mentioned "various persons." Please also tell us whether there are any affiliations among these persons.

    Based upon information provided to us by Atlas Capital, we have determined that Atlas Capital is not a 5% holder of our common stock and we have removed Atlas Capital from the Principal Stockholders table. Please see the marked changes on page 78 and 79.